SANGAMO THERAPEUTICS, INC.

501 CANAL BOULEVARD

RICHMOND, CALIFORNIA 94804

June 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Christopher Edwards

Re:	Sangamo Therapeutics, Inc.
Registration Statement on Form S-3
Initially Filed May 26, 2017
File No. 333-218294

Dear Mr. Edwards:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Sangamo Therapeutics, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement on Form S-3, as amended, of the Company so that it will become effective on June 9, 2017 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable.

In connection therewith, the Company acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SANGAMO THERAPEUTICS, INC.

By:	/s/ Alexander D. Macrae
Name: Alexander D. Macrae
Title: President and Chief Executive Officer